Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SENDY, S.P.C.
720 Bohemian Hwy
Freestone, CA 95472
https://sendy.io/?status=active&page=1

Up to $1,234,999.80 in Common Stock at $3.54
Minimum Target Amount: $123,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: SENDY, S.P.C.
Address: 720 Bohemian Hwy, Freestone, CA 95472
State of Incorporation: WA
Date Incorporated: October 23, 2021

Terms:

Equity

Offering Minimum: $123,999.12 | 35,028 shares of Common Stock
Offering Maximum: $1,234,999.80 | 348,870 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.54
Minimum Investment Amount (per investor): $102.66

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

As you are an Existing Customer or Professional Athlete in SENDY as of 2/15/2025, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a collectable Travis Rice 4th phase coffee table book, a a waterproof collectable SENDY hat, a pack of stickers and a shout on the SENDY podcast

Tier 2 Perk: Invest $5,000+ and receive a $250 credit for anything you want on SENDY, a shoutout on the SENDY podcast, a waterproof collectable SENDY hat, a pack of SENDY stickers + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive a signed collectable 4th phase collectible coffee table book, a waterproof collectable SENDY hat, a pack of SENDY stickers and brand new Lib Tech Orca snowboard + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive signed Travis Rice Lib Tech Orca Snowboard and a credit for $500 for anything you want on SENDY, a waterproof collectable SENDY hat, a pack of SENDY stickers + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive an invitation to the Natural Selection Snowboard competition in Revelstoke BC including hotels and lift tickets and dinner with Travis Rice and all the professional riders. VIP party access and signature Natural Selection Swag + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Sendy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.54 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $354. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

SENDY is a pioneering online marketplace revolutionizing the way outdoor enthusiasts Buy, Sell, and Rent adventure sports equipment across North America. As an AI-driven platform, SENDY connects a community of athletes and outdoor lovers, providing a seamless, secure, and efficient way to exchange gear. With over 1.5 million visitors in its second year of business, 22,000+ app downloads, and 25,000+ products listed, SENDY has rapidly established itself as a trusted hub for outdoor gear transactions.

Co-founded by adventure sports icons Travis Rice and Cam Zink, SENDY is B-Corp certified and focused on promoting sustainability through the circular economy of gear and apparel.

Business Model

SENDY operates as a commission-based marketplace, earning revenue by facilitating transactions between buyers, sellers, and renters of outdoor gear. The platform integrates AI-powered search functions, distributor API connections, and a Shopify app to streamline e-commerce for small retailers.

SENDY monetizes through transaction fees while providing seamless shipping, tracking, and fraud protection. The company does not hold inventory, reducing operational overhead and allowing for scalable growth. Key partnerships with leading distributors such as Quality Bike Products and Liberty Mountain Distribution further enhance its product offerings.

Intellectual Property

SENDY's competitive advantage is reinforced through proprietary technology and strategic integrations. The platform leverages AI-driven search functionalities to optimize product discovery and enhance user experience. Additionally, SENDY's Shopify app allows retailers to sync and list their inventory effortlessly, broadening market reach. The company also has proprietary API integrations with major distributors, giving it access to a wide range of new and used outdoor gear.

Its innovative rental management system and upcoming trade-in program are further examples of its commitment to technological advancement.

Competitors and Industry

Competitors

SENDY differentiates itself from competitors by offering a comprehensive and secure marketplace tailored specifically for adventure sports enthusiasts. Unlike Facebook Marketplace, which lacks built-in protections and is limited to local transactions, SENDY provides nationwide shipping and secure payments. Compared to Sideline Swap, which focuses on team sports and has a lower average order value, SENDY caters to high-value adventure gear. Unlike REI.com, which is a retailer for new gear, SENDY enables individuals and small retailers to buy, sell, and rent both new and used gear without direct competition.

Industry

The outdoor recreation industry represents a $1.2 trillion market in the United States, growing 36% in real terms since 2012. Outdoor recreation contributes more to the economy than farming, mining, and utilities, with sectors like snow activities and biking seeing rapid expansion. Over 168 million Americans participate in outdoor recreation annually, creating a massive demand for affordable gear solutions. Despite this, the market remains fragmented, with no dedicated national marketplace servicing both individuals and small retailers in the resale and rental sectors. SENDY is positioned to bridge this gap by providing a seamless, integrated platform.

Current Stage and Roadmap

Current Stage

Since launching in November 2022, SENDY has achieved significant milestones, including 1.5 million visitors, 22,000+ app downloads, and 25,000+ product listings. The company has secured $2.1 million in funding and completed major API integrations with distributors, enhancing its inventory selection. SENDY's year-over-year growth exceeds 100%, with projected sales reaching $1.4 million in 2025. The platform engages over 500,000 social media accounts organically every month and maintains a strong community presence. With B-Corp certification and an expanding user base, SENDY is well on its way to scaling its operations further.

Future Roadmap

SENDY is focused on expanding its marketplace offerings and entering new geographic markets. In 2025, the company will launch a trade-in program for major outdoor brands and a rental management platform for retailers. By 2026, SENDY aims to introduce "Experiences," allowing users to not only buy, sell, and rent gear but also book adventure experiences directly through the platform. Additionally, the company plans to expand into Europe and South America, tapping into international markets and increasing its global footprint. With a strong foundation and continuous innovation, SENDY is poised for long-term success.

The Team

Officers and Directors

Name: Ian deQueiroz

Ian deQueiroz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member, Principal Accounting Officer
  Dates of Service: January, 2022 - Present
  Responsibilities: Ian is the co-founder and CEO. Ian receives a salary of $98,000 and holds 70.4225% of the Company's voting rights.

Other business experience in the past three years:

- Employer: Hemp Fusion Wellness
  Title: CEO
  Dates of Service: March, 2014 - January, 2022
  Responsibilities: Ian was the CEO for 6 years and Chief of brand Strategy and Partnerships for 2 years. Ian oversaw all marketing for 4 brands, 180 products and 22,000 retailers.

Name: Steven Karr

Steven Karr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Board Member, and Digital Advertising Specialist
  Dates of Service: May, 2021 - Present

Responsibilities: Steven does not currently receive a salary and holds no equity.

Other business experience in the past three years:

- Employer: Guayaki Yerba Mate
  Title: Co-founder and consultant.
  Dates of Service: January, 1997 - Present
  Responsibilities: Nearly 30 years of working to build a business from scratch, Steven built different departments and handed them off, and continued to consult on various arenas.

Other business experience in the past three years:

- Employer: LYT.ai
  Title: Board member
  Dates of Service: May, 2024 - Present
  Responsibilities: Board member at a thriving traffic management company, using artificial intelligence and machine learning.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SENDY, S.P.C. was formed on 10 23, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SENDY, S.P.C. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our

trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ian deQueiroz	1,778,843	Common Stock	70.4225%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, SAFE I - 2022, SAFE II - 2022, SAFE I - 2023, SAFE II - 2023, SAFE III - 2023, and SAFE IV - 2023. As part of the Regulation Crowdfunding raise, the Company will be offering up to 348,870 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 2,825,957 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

SAFE I - 2022

The security will convert into Safe 1 preferred stock and the terms of the SAFE I - 2022 are outlined below:

Amount outstanding: $525,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing

Material Rights

The total Fair Value in Excess of Stated Value of Derivative Instrument, for all SAFEs, is $352,817 as of 12/31/2023.

SAFE II - 2022

The security will convert into Safe 1 preferred stock and the terms of the SAFE II - 2022 are outlined below:

Amount outstanding: $250,000.00
Interest Rate: 0.0%

Discount Rate: 30.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing

Material Rights

The total Fair Value in Excess of Stated Value of Derivative Instrument, for all SAFEs, is $352,817 as of 12/31/2023.

SAFE I - 2023

The security will convert into Safe 1 preferred stock and the terms of the SAFE I - 2023 are outlined below:

Amount outstanding: $148,300.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing

Material Rights

The total Fair Value in Excess of Stated Value of Derivative Instrument, for all SAFEs, is $352,817 as of 12/31/2023.

SAFE II - 2023

The security will convert into Safe 1 preferred stock and the terms of the SAFE II - 2023 are outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing

Material Rights

The total Fair Value in Excess of Stated Value of Derivative Instrument, for all SAFEs, is $352,817 as of 12/31/2023.

SAFE III - 2023

The security will convert into Safe 1 preferred stock and the terms of the SAFE III - 2023 are outlined below:

Amount outstanding: $250,000.00
Interest Rate: %
Discount Rate: 30.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing

Material Rights

The total Fair Value in Excess of Stated Value of Derivative Instrument, for all SAFEs, is $352,817 as of 12/31/2023.

SAFE IV - 2023

The security will convert into Safe 1 preferred stock and the terms of the SAFE IV - 2023 are outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing

Material Rights

The total Fair Value in Excess of Stated Value of Derivative Instrument, for all SAFEs, is $352,817 as of 12/31/2023.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $185,189.77
  Number of Securities Sold: 509,935
  Use of proceeds: MVP
  Date: June 22, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $1,715,300.00
  Use of proceeds: Product Launch, marketing and development
  Date: July 18, 2024
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $210,000.00
  Use of proceeds: Marketing
  Date: December 12, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $8,668.00 compared to $157,436 in fiscal year 2023.

SENDY launched in November of 2022. We initially had very few items listed for sale or rent on the platform and have since been steadily growing by every metric since launch.

Cost of Sales

Cost of Sales for fiscal year 2022 was $2,125 compared to$ 28,332 in fiscal year 2023.

Sendy continues to grow both in terms of customers base as well as available products on the marketplace platform. Increased conversion rates and efficiencies continued to fuel growth through 2024.

Gross Margins

Gross margins for fiscal year 2022 were $-417. compared to $2,186.

SENDY includes cloud computing and shipping fees within cost of sales and has continued to offer preferred terms to customers as we continue to grow the platform.

Expenses

Expenses for fiscal year 2022 were $188,073 compared to $263,010 in fiscal year 2023.

SENDY continued to build software while increasing marketing budgets as we entered new markets and categories, fixed expenses were controlled and most investments were in software development and customer acquisition.

Historical results and cash flows:

The Company is currently in the initial production; stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because all metrics continue to improve and customer acquisition cost has decreased dramatically, modeling is highly accurate within the data driven business. Past cash was primarily generated through SAFE financings and revenue from commissions on sales through the SENDY platform]. Our goal is to continue growing by over 300% per year resulting in total revenues of over $17 million in the year 2027. We will also continue to expand into new sports, launch rentals and experiences across the platform, improve gross margins and continue to lower CAC while increasing user retention and product stickiness.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2024, the Company has capital resources available in the form of a line of credit for $78,000 from Stripe Capital, and $110,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for 12 of months. This is based on a current monthly burn rate of $26,000 for expenses related to $9,000 of salaries, $8,000 of marketing, $5,000 of professional fees, $3,000 of other expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for indefinitely. This is based on a projected monthly burn rate of $38,000 for expenses related to salaries of $10,000, Marketing of $14,000; pro fees of $10,000, and $4,000 of other expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including equity financings and lines of credit.

Indebtedness

- Creditor: Celtic Bank - Stripe Capital Program
  Amount Owed: $27,741.00
  Interest Rate: 9.3%
  Maturity Date: March 01, 2024

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,003,887.78

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.12 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Customer Acquisition and Marketing
  35.0%
  We will use 35% of the funds raised for market and customer research, new product development and market testing.

- Software development
  12.0%
  We will use 12% of the funds raised to continue to improve and refine SENDY software and marketplace experience.

- Company Employment
  10.0%
  We will use 10% of the funds for personnel for daily operations, including the following roles: [CEO and the expansion of the customer service department.]. Wages to be commensurate with training, experience and position.

- Working Capital
  11.5%
  We will use 11.5% of the funds for working capital to cover expenses for the brand marketing, affiliate and event marketing, PR and sales efforts supporting the retailer and B2B2C segments as well as ongoing day-to-day operations

of the Company.

- StartEngine Reg CF Campaign Marketing
  8.0%
  We will use 8% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,234,999.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Customer Acquisition and Marketing
  42.0%
  We will use 42% of the funds raised for market and customer research, new product development and market testing.

- Software development
  14.0%
  We will use 14% of the funds raised to continue to improve and refine SENDY software and marketplace experience.

- Company Employment
  12.0%
  We will use 12% of the funds for personnel for daily operations, including the following roles: [CEO and the expansion of the customer service department.]. Wages to be commensurate with training, experience and position.

- Working Capital
  15.0%
  We will use 15% of the funds for working capital to cover expenses for the brand marketing, affiliate and event marketing, PR and sales efforts supporting the retailer and B2B2C segments as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  8.0%
  We will use 8% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sendy.io/?status=active&page=1 (sendy.io/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sendy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR SENDY, S.P.C.

[See attached]

SENDY, S.P.C.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Sendy, S.P.C.
Freestone, California

We have reviewed the accompanying financial statements of Sendy, S.P.C. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' deficit, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 10, 2025
Los Angeles, California

SENDY, S.P.C.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	404,936	$	455,812
Prepaids and Other Current Assets		1,539		115
Total Current Assets		**406,475**		**455,927**
Property and Equipment, net		735		-
Intangible Assets		543,757		326,793
Total Assets	**$**	**950,967**	**$**	**782,720**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	96,423	$	27,200
Current Portion of Loans and Promissory Notes		27,741		-
Credit Cards		1,968		9,096
Other Current Liabilities		64,979		20,450
Total Current Liabilities		**191,111**		**56,746**
Simple Agreement for Future Equity		1,726,117		975,991
Total Liabilities		**1,917,228**		**1,032,737**
STOCKHOLDERS' EQUITY				
Common Stock		253		253
Additional Paid in Capital		194,805		184,747
Accumulated Deficit		(1,161,318)		(435,017)
Total Stockholders' Equity		**(966,261)**		**(250,017)**
Total Liabilities and Stockholders' Equity	**$**	**950,967**	**$**	**782,720**

See accompanying notes to financial statements.

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 30,568	$ 1,708
Cost of Goods Sold	21,605	1,588
Gross Profit	**8,963**	**120**
Operating Expenses		
General and Administrative	401,087	153,409
Selling and Marketing	189,313	79,588
Total Operating Expenses	**590,400**	**232,997**
Net Operating Loss	**(581,437)**	**(232,878)**
Interest Expense	3,678	102
Other Loss	141,187	200,991
Loss Before Provision for Income Taxes	**(726,302)**	**(433,971)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (726,302)**	**$ (433,971)**

See accompanying notes to financial statements.

SENDY, S.P.C.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

	Common Stock			Additional Paid In		Accumulated		Total Stockholders'
(in , $US)	Shares		Amount		Capital		Deficit		Equity
Balance—December 31, 2021	**592,947**	**$**	**59**	**$**	**134,941**	**$**	**(1,046)**	**$**	**133,954**
Issuance of stock	1,933,010		193		49,807		-		50,000
Net Loss	-		-		-		(433,971)		(433,971)
Balance—December 31, 2022	**2,525,957**	**$**	**253**	**$**	**184,747**	**$**	**(435,017)**	**$**	**(250,017)**
Share-Based Compensation	-		-		10,057		-		10,057
Net Loss	-		-		-		(726,302)		(726,302)
Balance—December 31, 2023	**2,525,957**	**$**	**253**	**$**	**194,805**	**$**	**(1,161,318)**	**$**	**(966,261)**

See accompanying notes to financial statements.

SENDY, S.P.C.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(726,302)	$	(433,971)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		77		-
Amortization of Intangibles Assets		111,426		34,593
Share-Based Compensation		10,057		-
Fair Value in Excess of Stated Value of Derivative Instrument		151,826		200,991
Changes in Operating Assets and Liabilities:				
Prepaids and Other Current Assets		(1,424)		(115)
Accounts Payable		69,223		27,200
Credit Cards		(7,128)		9,096
Other Current Liabilities		44,530		20,450
Net Cash Used In Operating Activities		**(347,715)**		**(141,756)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(812)		-
Purchases of Intangible Assets		(328,390)		(347,782)
Net Cash Used in Investing Activities		**(329,202)**		**(347,782)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		-		50,000
Borrowing on Promissory Notes and Loans		33,200		-
Repayment of Promissory Note and Loans		(5,459)		
Proceeds from Issuance of Simple Agreement for Future Equity		598,300		775,000
Net Cash Provided by Financing Activities		**626,041**		**825,000**
Change in Cash & Cash Equivalents		**(50,876)**		**335,462**
Cash & Cash Equivalents —Beginning of The Year		455,812		120,350
Cash & Cash Equivalents—End of The Year	**$**	**404,936**	**$**	**455,812**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	3,678	$	102

See accompanying notes to financial statement

1. NATURE OF OPERATION

Sendy, S.P.C. was incorporated on October 23, 2021, in the State of Nevada as Sendy, Inc. On June 22, 2022, the Company converted from Sendy, Inc., a Nevada corporation to Sendy, S.P.C., a Washington corporation. The financial statements of Sendy, S.P.C. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Freestone, California.

Sendy, S.P.C. is an online marketplace and gear hub that lets community members Buy, Sell and Rent Adventure Sports equipment anywhere in North America. Founded by Adventure Sports Icons Travis Rice (Snowboarding) and Cam Zink (Mountain Biking), the founding team of SENDY brings a deep and authentic understanding of Action Sports, as well as an important core community of followers to the network.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $19,214 and $167,941, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture & Fixtures	7 years

Intangible Assets

Intangible assets with finite lives, such as application design, are amortized on a straight-line basis over their estimated useful lives.

Other intangibles include trademark costs, which are indefinite lived.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized when control of the goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange. The timing of revenue recognition depends on the nature of the transaction:

- Marketplace Transactions (Buy & Sell): Sendy facilitates transactions between buyers and sellers but does not take ownership of the goods. Revenue is recognized at the point of sale when the transaction is completed, and the Company earns its commission.
- Rental Services: Revenue from rental transactions is recognized over the rental period as the service is provided to the customer.
- Direct Sales (if applicable): If Sendy directly sells gear, revenue is recognized when control of the product transfers to the buyer, typically upon delivery.
- Other Services & Fees: Additional service fees (such as listing fees, premium memberships, or transaction processing fees) are recognized as revenue when the related service is performed.

Cost of Sales

Cost of sales includes the cost of freight and delivery, website hosting, and other variable and fixed overheads.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $189,313 and $79,588, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 10, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Prepaid Freight Expenses	$ 372	$ 115
Prepaid Expenses	1,167	-
Total Prepaids and Other Current Assets	**$ 1,539**	**$ 115**

Other current liabilities consist of the following:

As of December 31,	2023	2022
Consignment Liability	$ 51,050	$ 9,284
Sales Tax Payable	705	505
Accrued Payroll	9,689	9,795
Payroll Payable	148	866
Other Current Liabilities	3,388	-
Total Other Current Liabilities	**$ 64,979**	**$ 20,450**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Furniture & Fixtures	$ 812	$ -
Property and Equipment, at cost	**812**	**-**
Accumulated Depreciation	(77)	-
Property and Equipment, net	**$ 735**	**$ -**

Depreciation expense for the years ended December 31, 2023 and 2022 was $77 and $0, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
App Design	$ 689,712	$ 361,322
Trademarks & IP	350	350
Intangible Assets, at cost	**690,062**	**361,672**
Accumulated Amortization	(146,304)	(34,879)
Intangible Assets, net	**$ 543,757**	**$ 326,793**

Amortization expense for the years ended December 31, 2023, and 2022 was $111,426 and $34,593, respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 111,426
2025	111,426
2026	111,426
2027	111,426
Thereafter	98,055
Total	**$ 543,757**

6. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Indebtedness
Celtic Bank - Stripe Capital Program	33,200	9.30%	12/11/2023	Repaid in 03/2024	27,741	-	27,741	-	-	-
Total					$ 27,741	$ -	$ 27,741	$ -	$ -	$ -

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of December 31,	
Simple Agreements for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	2023	2022
SAFE I- 2022	2022	$ 8,000,000	$ 525,000	80%	$ 525,000	$ 525,000
SAFE II- 2022	2022	8,000,000	$ 250,000	70%	250,000	250,000
SAFE I- 2023	2023	8,000,000	$ 148,300	80%	148,300	-
SAFE II - 2023	2023	10,000,000	$ 100,000	80%	100,000	-
SAFE III- 2023	2023	10,000,000	$ 250,000	70%	250,000	-
SAFE IV- 2023	2023	10,000,000	$ 100,000	90%	100,000	-
Fair Value in Excess of Stated Value of Derivative Instrument		-	-	-	352,817	200,991
Total SAFE(s)					**$ 1,726,117**	**$ 975,991**

The SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The SAFE requires or may require the issuer to settle the obligation by transferring assets (i.e., cash). If there is an Equity Financing before the termination of Safe, on the initial closing of such Equity Financing, Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of Safe, Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7. SHARE BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 300,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$	-	-
Granted	206,597		0.20	-
Exercised	-			-
Expired/Cancelled	-			-
Outstanding at December 31, 2022	**206,597**	**$**	**0.20**	**9.56**
Exercisable Options at December 31, 2022	-	$	-	-
Granted	20,142		2.98	-
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2023	**226,739**	**$**	**0.45**	**8.56**
Exercisable Options at December 31, 2023	**149,265**	**$**	-	-

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023 and 2022, the Company recognized stock-based compensation expense of $10,057 and $0, respectively.

8. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2023, and 2022, 2,525,957 shares and 2,525,957 shares of common stock, respectively, have been issued and were outstanding.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $0.0001. As of December 31, 2023, and 2022, no shares of preferred stock, respectively, have been issued and outstanding.

Ownership Rights

Holders of common stock have voting rights, typically one vote per share, and are entitled to participate in corporate decisions, including the election of directors.

Holders of preferred stock usually have no or limited voting rights but may have preferential treatment regarding dividends and liquidation proceeds.

Dividend Rights

Common stockholders receive dividends at the discretion of the Board of Directors and only after preferred stock dividends have been paid.

Preferred stockholders are entitled to receive dividends before any distributions are made to common stockholders. The terms, frequency, and rates of preferred dividends are specified in the company's governing documents.

Liquidity & Liquidation Rights

In the event of liquidation, dissolution, or winding up of the company, preferred stockholders are entitled to receive a predetermined liquidation preference before any remaining assets are distributed to common stockholders.

Common stockholders receive residual proceeds after all liabilities and preferred stock obligations are satisfied.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (135,341)	$ (53,517)
Valuation Allowance	135,341	53,517
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (189,069)	$ (53,728)
Valuation Allowance	189,069	53,728
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $681,330. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2023, and 2022.

12. SUBSEQUENT EVENTS

In 2024, the Company approved an increase of 300,000 shares reserved (to a total reserve of 600,000 shares) for issuance under the Company's 2022 Stock Plan, to allow for the issuance of additional options and implementation of the Athletes Program previously approved, which additional reserve is subject to approval by the shareholders.

During 2024, the Company used short-term commercial loans under $100,000 each (from Stripe and other business lenders) for ongoing working capital needs.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $581,437, an operating cash flow loss of $347,715 and liquid assets in cash of $404,936, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Your Gateway to Adventure - Buy, Sell, and Rent Outdoor Gear and Apparel Seamlessly

SENDY is an AI driven action sports marketplace with over 1.5 million visitors in its 2nd year of business, offers 25,000+ products and serves 22,000+ app users across the US and Canada on its app and website ecosystem. As a B-Corp certified company, SENDY sold over $275,000 of outdoor gear and apparel in 2024, and aims for significant growth in 2025. SENDY's success is driven by AI powered search, great prices on incredible new and used gear, and bought and sold to each other within the incredible adventure sports community all over North America.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SENDY
Explore a peer to peer platform for Buying, Selling and Renting gear online
SENDY
The Ultimate Marketplace for Outdoor Adventure Gear
Buy. Sell. Rent. Explore.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$3.54 Per Share

MIN INVEST
$102.66

VALUATION
$10M

REASONS TO INVEST

- SENDY simplifies and modernizes the ability to Buy, Sell, and Rent outdoor gear with its seamless marketplace, addressing a gap in the $1.2 trillion outdoor recreation industry. Outdoor equipment and apparel is currently lacking an integrated solution found in other industries. Sendy aims to become a household name among the 168 million Americans who participate in outdoor recreation, who are looking for a more affordable way to get into new sports, expand their gear and apparel options, and turn their used gear into cash.

- SENDY was Co-founded by adventure sports icons Travis Rice (Snowboarding) and Cam Zink (Biking). SENDY is backed by a team with proven industry expertise and supported by notable investors including Big Sky Ventures.

- With $2.1M raised, 1.5M visitors in 2024, and over 22,000 app downloads, and an evergrowing inventory of gear and apparel, SENDY is growing and is exploring opportunities for expansion beyond North America by 2026.

Check out how awesome SENDY is on SENDY.io or download the app and buy, sell, or rent your gear today!
www.sendy.io | Downlo ad SENDY app

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

TEAM



Ian deQueiroz • CEO, Board Member, Principal Accounting Officer
With over 20 years of entrepreneurial experience, I am the Co-Founder and CEO of SENDY.io, an online marketplace and Gear Hub that lets community members buy, sell, and rent adventure sports equipment anywhere in North America. I co-founded SENDY.io with adventure sports legends Travis Rice and Cameron Zink, and together we are on a mission to make outdoor sports more accessible, affordable, and sustainable for everyone. My prior experience includes founding 3 companies, raising over $67 million in funding and completing an IPO as CEO.
Read Less



Steven Karr • Co-founder, Board Member, and Digital Advertising Specialist
Serial entrepreneur and board member, specializing in growth, design, digital advertising, fund raising, strategy, execution, and culture.
Read Less

THE PITCH

SENDY connects users across North America to Buy, Sell, and Rent new and used outdoor gear seamlessly and turn gear into cash. With over 1.5 million visitors, 22,000+ app downloads, and 25,000+ products listed since its November 2022 launch, SENDY is aiming to grow within the $1.2 trillion outdoor recreation market and offers one of the largest selections of new and used outdoor recreational gear and apparel, growing every day.

Co-founded by adventure icons Travis Rice and Cam Zink, SENDY is B-Corp certified and growing 100%+ year-over-year. Based on current trends, SENDY anticipates potential sales of up to $1.1 million in 2025.

SENDY is a simple solution for thousands of individuals and specialty retailers to access high intent shoppers nationwide with their new, used, returned, and clearance items, with powerful search engine optimization and product focused paid advertising. SENDY makes turning inventory into cash easy via Shopify API and other distributor integrations.

Turn outdoor gear into *CASH*


SENDY
Download on the
App Store
Google play


SENDY
BUY
RENT
Snowboarding
Mountain Biking
Climb
john doe has posted new listings

Buy, Sell, Rent: One Seamless Platform

SENDY offers a one-stop shop to buy, sell, or rent outdor adventure gear effortlessly, connecting users across North America.

1.5M Visitors Since Launch

In just two years, SENDY has drawn over 1.5 million visitors, showcasing the growing demand for a trusted outdoor gear marketplace.




Specialized Kenevo s3

25,000+ Products Listed

From skis to camping gear, SENDY features over 25,000 items, making it the go-to destination for every adventurer's equipment needs.

22,500+ App Downloads

With 22,500+ downloads and counting, SENDY's app empowers users to browse, list, and manage transactions with ease, right from their phones.


6'8 PYZEL NEXT GHOST
Download on the
App Store
GET IT ON
Google Play

THE PROBLEM & OUR SOLUTION

The Problem

The $1.2 trillion outdoor recreation market faces a significant challenge: millions of people who partake in adventure sports struggle to find affordable gear, while unused gear sits idle in garages, warehouses and closets. Traditional platforms are fragmented, leaving buyers and sellers disconnected, and rental options geographically limited. The old days of outdated platforms, buying scams and meeting up in parking lots with handfuls of cash are over!

Our Solution

SENDY's mission is to empower the outdoor community to Buy, Sell, and Rent gear and apparel through its internationally integrated marketplace. With over 25,000 items listed, API integrations for distributors, and over 22,000+ app downloads, SENDY is getting more robust by the day. By offering integrated shipping and tracking, secure transactions, and innovative tools like Shopify integrations for retailer connections, SENDY monetizes through commissions on transactions, owns no inventory and leverages partnerships paving the way for explosive growth and a global footprint.

How It Works

01:41


Making outdoor gear accessible for all
Certified
B
Corporation



Seamless Transactions

A secure and intuitive platform for effortless buying, selling, and renting gear.



Nationwide Access

Connect with a vast network of outdoor enthusiasts across North America.



Gear for Every Adventure

Affordable access to quality gear for adventurers, eliminating the high costs of ownership.



Affordable Options

A marketplace that reduces costs for users through rentals and second-hand purchases.



Retailer Partnerships

Integrated Shopify solutions to sync inventories and support local retailers.



Community Driven

Built for adventurers, by adventurers – a true community experience.

THE MARKET & OUR TRACTION

The Market

The outdoor recreation industry is a $1.2 trillion economic powerhouse in the US, growing 36% since 2012 and outpacing sectors like auto and farming. With 55% of Americans engaging in outdoor activities annually, the demand for affordable and accessible gear is enormous and growing. Despite this, the market lacks a safe and secure nationally integrated platform for buying, selling, and renting new and used gear and apparel, leaving SENDY well-positioned to grow within this fragmented market

Our Traction

Since launching in 2022, SENDY has had over 2 million visitors, over 22,000 app downloads and 25,000 products listed, and more than 2,500 items bought and sold between users. The platform's YoY growth exceeds 100%, and is fueled by organic traffic, strong social media engagement reaching over 500,000 accounts monthly, and paid national advertising of products to high purchase intent customers. With $2.1M in funding, major API integrations, and an expanding customer base, SENDY aims to reach $1.1M in revenue for 2025, depending on market conditions and strengthening its position as a leading outdoor gear and apparel marketplace.

Unleashing market potential


#SENDYFORLIFE

$1.2T	36%
Outdoor Recreation Market	Growth Since 2012
1.5M	**500,000**
Visitors in 2 Years	Social Media Engagements Per Month

Notable Investors

- Big Sky Ventures (Michael Schwab)
- Travis Rice, renowned snowboarder and industry icon
- Scott Greenberg, former General Counsel at Starbucks and REI
- Steven Karr and David Karr, co-founders of Guayakí Yerba Mate

Notable Partnerships

- API Integrations: Collaborations with leading distributors like Quality Bike Products and Liberty Mountain Distribution ensure a wide product catalog is accessible.

.

WHY INVEST

The old days of outdated platforms, buying scams and meeting up in parking lots with handfuls of cash are over! SENDY is an ever growing community of athletes and adventurers effortlessly turning gear into cash, designed as a secure and user-friendly platform, continuously improving based on user feedback and integrations. Download the SENDY app! Turn your gear into cash, and watch SENDY's magic in action.

Invest in SENDY to be a part of bringing the circular economy to the $1.2 trillion outdoor recreation market! The SENDY platform is designed for scalability and continuous growth, and with new features and improvements, it's getting better every single day. Help us reach more people and dive deeper into more garages, closets and warehouses. Together we are going to turn gear and apparel back into cash and get more people outside doing what they love.

Built by athletes for athletes, SENDY was Co-Founded by adventure sports icons Travis Rice and Cam Zink, who bring a deep understanding of the needs of the outdoor recreation community and an incredible network of core users to the platform.

00:31


Join the SENDY family, it's a ride like no other
As Featured on
Forbes
THE BOMB HOLE
GEAR PATROL
Snow Brains

GEARJUNKIE

SENDY App: Mountain Biker Cam Zink and Snowboarder Travis Rice Open Community Marketplace

VITALMTB

Cam Zink and Travis Rice Launch A Marketplace for Buying, Selling, and Renting Adventure Sports Equipment

ABOUT

HEADQUARTERS
720 Bohemian Hwy
Freestone, CA 95472

WEBSITE
View Site

SENDY is an AI driven action sports marketplace with over 1.5 million visitors in its 2nd year of business, offers 25,000+ products and serves 22,000+ app users across the US and Canada on its app and website ecosystem. As a B-Corp certified company, SENDY sold over $275,000 of outdoor gear and apparel in 2024, and aims for significant growth in 2025. SENDY's success is driven by AI powered search, great prices on incredible new and used gear, and bought and sold to each other within the incredible adventure sports community all over North America.

TERMS

SENDY

Overview

PRICE PER SHARE
$3.54

VALUATION
$10M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.23M

Breakdown

MIN INVESTMENT
$102.66

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.80

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
35,028

MAX NUMBER OF SHARES OFFERED
348,870

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$950,967	$782,720
Cash & Cash Equivalents	$404,936	$455,812
Accounts Receivable	$0	$0
Short-Term Debt	$191,111	$56,746
Long-Term Debt	$1,726,117	$975,991
Revenue & Sales	$30,568	$1,708
Costs of Goods Sold	$21,605	$1,588
Taxes Paid	$0	$0
Net Income	-$726,302	-$433,971

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Loyalty Bonus

As you are an Existing Customer or Professional Athlete in SENDY as of 2/15/2025, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a collectable Travis Rice 4th phase coffee table book, a a waterproof collectable SENDY hat, a pack of stickers and a shout on the SENDY podcast

Tier 2 Perk: Invest $5,000+ and receive a $250 credit for anything you want on SENDY, a shoutout on the SENDY podcast, a waterproof collectable SENDY hat, a pack of SENDY stickers + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive a signed collectable 4th phase collectible coffee table book, a waterproof collectable SENDY hat, a pack of SENDY stickers and brand new Lib Tech Orca snowboard + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive signed Travis Rice Lib Tech Orca Snowboard and a credit for $500 for anything you want on SENDY, a waterproof collectable SENDY hat, a pack of SENDY stickers + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive an invitation to the Natural Selection Snowboard competition in Revelstoke BC including hotels and lift tickets and dinner with Travis Rice and all the professional riders. VIP party access and signature Natural Selection Swag + 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Sendy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.54 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $354. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, **STEVE R. HOBBS**, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

CERTIFICATE OF CONVERSION

From

SENDY, INC., a/an NEVADA PROFIT CORPORATION

to

SENDY, S.P.C., , a/an WASHINGTON SOCIAL PURPOSE CORPORATION, effective on the date indicated below.

Effective Date: 06/22/2022
UBI Number: 604 936 515

Given under my hand and the Seal of the State
of Washington at Olympia, the State Capital

Steve R. Hobbs, Secretary of State Date

Issued: 06/22/2022

WASHINGTON
Secretary of State
Corporations & Charities Division

Corporations and Charities Division
Physical/Overnight address:
801 Capitol Way S
Olympia, WA 98501-1226
Mailing address:
PO Box 40234
Olympia, WA 98504-0234
Tel: 360.725.0377
sos.wa.gov/corps

Congratulations:

You have completed the initial filing to create a new business entity. The next step in opening your new business is to complete a Business License Application. You may have completed this step already. The Business License Application can be completed online or downloaded at: http://www.bls.dor.wa.gov/

If you have any questions about the Business License Application, or would like a Business License Application package mailed to you, please call the Department of Revenue at 1-800-451-7985.

If you have questions about annual reports or registered agent requirements, please contact the Corporations Division at 360-725-0377 or visit our website at: http://www.sos.wa.gov/corps

CORPORATION SERVICE COMPANY
300 DESCHUTES WAY SW STE 208 MC-CSC1
TUMWATER WA 98501

IMPORTANT

To keep your filing status active and avoid administrative dissolution, you must:

1. File an Initial Report within 120 days of the date your corporation or limited liability company (LLC) was filed. The date of filing is stated on your certificate. Please go online to file your initial report at www.sos.wa.gov/ccfs

2. File an Annual Report each year before the anniversary of the filing date for the entity. The registered agent will be sent notice of the Annual Report requirement. It is the corporation or LLC's responsibility to file the report on time even if no notice is received.

3. Maintain a Registered Agent and registered office in this state. You must file a statement of change or designation of registered agent if there are any changes in your registered agent, agent's address, or registered office address. Failure to file changes with the Corporations Division will result in misrouted mail, and possibly lead to administrative dissolution.

If you have questions please contact our office at: corps@sos.wa.gov 360-725-0377, or visit our website www.sos.wa.gov/corps

FILED
Secretary of State
State of Washington
Date Filed: 06/22/2022
Effective Date: 06/22/2022
UBI No: 604 936 515

ARTICLES OF ENTITY CONVERSION
OF
SENDY, INC., A NEVADA CORPORATION
INTO
SENDY, S.P.C., A WASHINGTON CORPORATION

Pursuant to the provisions of Revised Code of Washington (RCW) 23B.09 and Nevada Revised Statutes 92A.200 and 92A.205, the following Articles of Entity Conversion are executed and filed for the purpose of converting Sendy, Inc., a Nevada corporation into Sendy, S.P.C., a Washington special purpose corporation

1. Senday, Inc., a Nevada corportion has been converted into Sendy, S.P.C., a Washington special purpose corporation.
2. Before conversion, the converting entity was Sendy, Inc., and it was a Nevada corporation.
3. After conversion, the surviving entity is Sendy, S.P.C., and it is a Washington special purpose corporation.
4. The Articles of Incorporation of Sendy, S.P.C. as the surviving entity, prepared in compliance with RCW 23B.02.020, are attached hereto.
5. The Conversion is effective on June 8, 2022.
6. The conversion was duly approved as required by the organic law of the converting entity, and specifically approved pursuant to the Articles of Incorporation of Sendy, Inc.

CONVERTING ENTITY:

Sendy, Inc., a Nevada corporation

____
Ian deQueiroz, CEO

CONVERTED ENTITY:

Sendy, S.P.C., a Washington corporation

____
Ian deQueiroz, CEO

Work Order #: 2022062200394730 - 1
Received Date: 06/22/2022
Amount Received: $240.00

ARTICLES OF INCORPORATION
OF
SENDY, S.P.C

ARTICLE 1

NAME

The name of this corporation is **SENDY, S.P.C.**

ARTICLE 2

ORGANIZATION AND DURATION

This corporation is organized under the Washington Business Corporation Act (the "Act") as a social purpose corporation governed by Title 23B RCW of the Act. This corporation has perpetual existence.

ARTICLE 3

PURPOSE

1.1 This corporation is organized and operated as a social purpose corporation, to the greatest extent permitted a business corporation formed under Title 23B RCW of the Act. In pursuing any business, trade, or activity which may be conducted lawfully by a corporation organized under the Act, this corporation shall pursue the creation of a material positive impact on society and the environment, taken as a whole, from the business and operations of this corporation (the "General Social Purpose").

1.2 This corporation is organized to carry out the above business in a manner intended to promote positive short-term or long-term effects of, or minimize adverse short-term or long-term effects of, the corporation's activities upon any or all of:

(a) the corporation's employees, suppliers, or customers;

(b) the local, state, national, or world community; or

(c) the environment

1.3 In addition, the specific social purposes for which this corporation is organized (collectively, the "Specific Social Purposes") are to support education regarding use and reuse of sports and recreational equipment and materials to reduce and limit waste streams and to support healthy and active lifestyles including but not limited to actions and economic support to:

Work Order #: 2022062200394730 - 1
Received Date: 06/22/2022
Amount Received: $240.00

(a) education about the importance of reusing sports and recreational equipment and materials to slow landfill use and reduce and limit waste streams;

(b) the advancement of low carbon footprint packaging and corporate activities; and

(c) economic and social assistance to organizations with similar goals or objectives.

1.4 The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of the corporation.

1.5 Any proposed amendments to these Articles of Incorporation that constitute a material change to the General Social Purpose or Specific Social Purposes identified herein or the requirement of this corporation to assess pursuit of its General and Specific Social Purposes against a third-party standard identified herein, must be approved by at least two-thirds of the voting group comprising of all the votes of this corporation entitled to be cast on the proposed amendment, and by two-thirds of the holders of the outstanding shares of each class or series, voting as separate voting groups.

ARTICLE 4

REGISTERED OFFICE AND AGENT

The address of the registered office of the corporation is, 300 Deschutes Way SW, Suite 304, Tumwater, WA 98501, and the name of the registered agent at such address is Corporation Service Company.

ARTICLE 5

CAPITAL STOCK

The authorized capital stock of this corporation shall consist of fifty million (50,000,000) shares of Common Stock, each share having a par value of $0.0001 (the "Common Stock") and each share having the right to cast one vote in all actions of the shareholders of the corporation; and twenty million (20,000,000) shares of preferred stock, each having a par value of $0.0001 (the "Preferred Stock").

The Company shall maintain records of funds paid by purchasers of Common Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts of funds paid as specified above, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Common Stock in proportion to the amounts paid.

Work Order #: 2022062200394730 - 1
Received Date: 06/22/2022
Amount Received: $240.00

The Board of Directors shall have the full authority permitted by law to divide the authorized and unissued shares of Preferred Stock into classes or series, or both, and to provide for the issuance of such shares in an aggregate amount not exceeding the number of shares of Preferred Stock authorized by these Articles of Incorporation, as amended from time to time; and to determine with respect to each such class and/or series the voting powers, if any (which voting powers, if granted, may be full or limited), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions relating thereto, including without limiting the generality of the foregoing, the voting rights relating to shares of Preferred Stock of any class and/or series (which may be one or more votes per share or a fraction of a vote per share, which may vary over time and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any class and/or series may be entitled (which may be cumulative or noncumulative), the rights of holders of Preferred Stock of any class and/or series in the event of liquidation, dissolution or winding up of the affairs of the corporation, the rights, if any, of holders of Preferred Stock of any class and/or series to convert or exchange such shares of Preferred Stock of such class and/or series for shares of any other class or series of capital stock or for any other securities, property or assets of the corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable), whether or not the shares of that class and/or series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any shares of that class and/or series shall be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation.

Before the corporation shall issue any shares of Preferred Stock of any class and/or series, articles of amendment in a form meeting the requirements of the Washington Business Corporation Act, as amended, setting forth the terms of the class and/or series and fixing the voting powers, designations, preferences, the relative, participating, optional or other special rights, if any, and the qualifications, limitations and restrictions, if any, relating to the shares of Preferred Stock of such class and/or series, and the number of shares of Preferred Stock of such class and/or series authorized by the Board of Directors to be issued shall be filed with the Secretary of State of the State of Washington in the manner prescribed by the Washington Business Corporation Act, and shall become effective without any shareholder action. The Board of Directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any class or series subsequent to the issuance of shares of that class or series.

ARTICLE 6

PREEMPTIVE RIGHTS

Shareholders of this corporation shall not have preemptive rights to acquire additional shares of stock or securities convertible into shares of stock issued by the corporation.

Work Order #: 2022062200394730 - 1
Received Date: 06/22/2022
Amount Received: $240.00

ARTICLE 7

DIRECTORS

The number of directors of this corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in the manner specified there.

ARTICLE 8

CUMULATIVE VOTING

Shareholders of this corporation shall not have the right to cumulate votes in the election of directors.

ARTICLE 9

STANDARD OF CONDUCT FOR BOARD MEMBERS AND OFFICERS

In discharging the duties of their respective positions to act in the best interests of this corporation—including a merger, share exchange, sale of substantially all the assets of this corporation or similar transaction—the board of directors, committees of the board, and individual directors and officers of this corporation shall consider the effects of any action or inaction on:

(a) the ability of this corporation to accomplish its General and Social Purposes;

(b) the shareholders of this corporation;

(c) the employees and workforce of this corporation and its subsidiaries and suppliers;

(d) the interest of customers as beneficiaries of the General or Specific Social Purposes;

(e) community and societal considerations, including those of any community in which offices or facilities of this corporation or its subsidiaries or suppliers are located;

(f) the local and global environment;

(g) the short-term and long-term interests of this corporation, including benefits that may accrue to this corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of this corporation; and

(h) the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

Work Order #: 2022062200394730 - 1
Received Date: 06/22/2022
Amount Received: $240.00

The board of directors, committees of the board, and individual directors and officers of this corporation shall not be required to give priority to any person or group referenced above over the interests of any other person or group. For the avoidance of doubt, the board of directors, committees of the board, and individual directors and officers of this corporation, upon consideration of the effects on any person or group referenced above, may accept an offer, between competing offers, of a lower price per unit in a merger, share exchange, sale of all or substantially all of the assets of this corporation or similar transaction.

This corporation's shareholders shall enjoy the right, through derivative action brought on behalf of this corporation, to enforce the fiduciary duties required by this section.

ARTICLE 10

LIMITATION OF DIRECTOR LIABILITY

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for:

(a) Acts or omissions involving intentional misconduct by the director or a knowing violation of law by the director;

(b) Conduct violating RCW 23B.08.310 (which involves certain distributions by the corporation);

(c) Any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

Without limiting the generality of the foregoing, any action taken as a director, or any failure to act, that a director reasonably believes is intended to promote one or more of the social purposes of this corporation as set forth in Article 3, shall be deemed to be in the best interests of this corporation.

If the Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE 11

INDEMNIFICATION OF DIRECTORS

11.1 The corporation shall indemnify its directors to the full extent permitted by the Act now or hereafter in force. However, such indemnity shall not apply on account of:

Work Order #: 2022062200394730 - 1
Received Date: 06/22/2022
Amount Received: $240.00

(a) Acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

(b) Conduct of the director finally adjudged to be in violation of RCW 23B.08.310; or

(c) Any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

The corporation shall advance expenses for such persons pursuant to the terms set forth in the Bylaws, or in a separate directors' resolution or contract.

11.2 The board of directors may take such action as is necessary to carry out these indemnification and expense advancement provisions. It is expressly empowered to adopt, approve, and amend from time to time such Bylaws, resolutions, contracts, or further indemnification and expense advancement arrangements as may be permitted by law, implementing these provisions. Such Bylaws, resolutions, contracts or further arrangements shall include but not be limited to implementing the manner in which determinations as to any indemnity or advancement of expenses shall be made.

11.3 No amendment or repeal of this Article shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE 12

TRANSACTIONS IN WHICH DIRECTORS HAVE AN INTEREST

Any contract or other transaction between this corporation and one or more of its directors, or between this corporation and any corporation, firm, association or other entity of which one or more of its directors are shareholders, members, directors, officers or employees or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such director or directors at the meeting of the board of directors which acts upon or in reference to such contract or transaction and notwithstanding his or their participation in such action, by voting or otherwise even though his or their presence or vote, or both, might have been necessary to obligate this corporation upon such contract or transaction; provided, that the transaction is fair to the corporation at the time it is authorized, approved, or ratified.

ARTICLE 13

ACTION BY NONUNANIMOUS SHAREHOLDER CONSENT

13.1 Subject to the provisions of RCW 23B.07.040, shareholders will be permitted to act by less than unanimous consent of all shareholders entitled to vote on an action.

Work Order #: 2022062200394730 - 1
Received Date: 06/22/2022
Amount Received: $240.00

13.2 Before the date on which the action becomes effective, notice of the taking of such action shall be given to each shareholder of record, describing with reasonable clarity and specifying the general nature of the action approved, stating the effective date and time of the approved action, and accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action. Except as otherwise provided in RCW 23B.07.040, such notice shall be given as follows: (a) if mailed, by deposit in the U.S. mail prior to the specified effective time of such action, with first-class postage thereon prepaid, correctly addressed to each shareholder of record at the shareholder's address as it appears on the current record of shareholders of the corporation; or (b) if delivered by personal delivery, by courier service, by wire or wireless equipment, by telegraphic or other facsimile transmission, or by any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder of record at the physical address, electronic mail address, or facsimile number, as it appears on the current record of shareholders of the corporation, prior to the specified effective time of such action.

ARTICLE 14

MAJORITY VOTE

If a vote of the shareholders is required to authorize any of the following matters, such matters need be approved by a majority of all votes, unless otherwise specified herein, of each voting group entitled to be cast on the matter:

(a) Amendment to Articles of Incorporation;

(b) Plan of Merger or Consolidation or Plan of Share Exchange;

(c) Sale, lease, exchange, or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business; or

(d) Proposal to dissolve the corporation.

ARTICLE 15

BUSINESS OPPORTUNITIES

No director or officer of the corporation, or any related person of any such director or officer, shall have the duty (fiduciary or otherwise) or obligation, if any, to offer the corporation the right to have or participate in business opportunity (within the meaning of the Act) prior to the pursuit or taking of the opportunity by the director or officer or related person; provided that the foregoing disclaimer shall not apply to an officer or related person of an officer unless the board of directors, by action of qualified directors taken in compliance with the Act, approves the application of such disclaimer to that officer or related person of that officer, which approval may condition the application of such disclaimer to such officer or related person of that officer on any basis.

Work Order #: 2022062200394730 - 1
Received Date: 06/22/2022
Amount Received: $240.00

ARTICLE 16

SOCIAL PURPOSE REPORT

Under RCW 23B.25.150 and within four months of the close of this corporation's fiscal year, the board of directors shall cause a social purpose report to be furnished to the shareholders by making such report publicly accessible, free of charge, at the corporation's principal internet web site address. The annual social purpose report shall include:

(a) A narrative description of the ways in which this corporation pursued its purposes identified herein, and the extent to which these purposes were achieved;

(b) Any circumstances that may have hindered this corporation from achieving the purposes herein;

(c) The identity of, and process and rationale for selecting or changing, the third-party standard used to assess the purposes identified herein; and

(d) An assessment of the overall social and environmental performance of this corporation against a third-party standard:

(i) applied consistently with any application of that standard in prior benefit reports; or

(ii) accompanied by an explanation of the reasons for:

(A) any inconsistent application; or
(B) the change to that standard from the one used in the immediately prior report

For the purposes of these Articles of Incorporation, a "third-party standard" shall mean a recognized standard for defining, reporting, and assessing corporate social and environmental performance that is

(a) Comprehensive because it assess the effect of the business and its operations upon the interests listed at Article X, Section 10.1;

(b) Developed by an entity that is not controlled by this corporation;

(c) Credible because it is developed by an entity that both

(i) has access to necessary expertise to assess overall corporate social and environmental performance; and

(ii) uses a balanced multi-stakeholder approach to develop the standard, including a reasonable public comment period; and

(d) Transparent because the following information is publicly available:

Work Order #: 2022062200394730 - 1
Received Date: 06/22/2022
Amount Received: $240.00

(i) about the standard:

(A) the criteria considered when measuring the overall social and environmental performance of a business;

(B) the relative weightings, if any, of those criteria

(ii) about the development and revision of the standard:

(A) the identity of directors, officers, material owners, and the governing body of the entity that developed and controls revisions to the standard;

(B) the process by which revisions to the standard and changes to the membership of the governing body are made;

(iii) an accounting of the revenue and sources of financial support for the entity with sufficient detail to disclosure any relationships that could reasonably be considered to present a potential conflict of interest.

ARTICLE 17

INCORPORATOR

The name and address of the Incorporator is: G. Scott Greenburg, 2604 3rd Avenue, Suite 100, Seattle, WA 98121.

[signature page follows]

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Received Date: 06/22/2022
Amount Received: $240.00

SIGNATURE PAGE

ARTICLES OF INCORPORATION OF

SENDY, S.P.C

The undersigned, as Incorporator of Sendy, S.P.C., has signed these Articles of Incorporation on June 7, 2022.

G. Scott Greenburg, Incorporator

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Amount Received: $240.00

CONSENT TO SERVE AS REGISTERED AGENT

Corporation Service Company ("Agent") hereby consents to serve as Registered Agent in the State of Washington for Sendy, S.P.C, Agent acknowledges that as agent for the corporation, Agent will be responsible for receiving service of process in the name of the corporation; forwarding all mail to the corporation; and immediately notifying the Office of the Secretary of State in the event of Agent's resignation, or of any changes in the registered office of the corporation for which Agent is the Registered Agent.

DATED: 06/08/2022.

Registered Office Address: MC-CSC1, 300 Deschutes Way SW, Suite 208
Tumwater, WA 98501

Registered Agent: Corporation Service Company

Signature: Lynell Allison
Name & Title: Lynell Allison/Asst Secretary

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Received Date: 06/22/2022
Amount Received: $240.00

SOS
Office of the Secretary of State
Corporations & Charities Division

Physical/Overnight address
801 Capitol Way S
Olympia, WA 98501-1226
Tel: 360.725.0377

Mailing Address
PO Box 40234
Olympia, WA 98504-0234
www.sos.wa.gov/corps

This Box For Office Use Only

COVER SHEET FOR CONVERSION OF BUSINESS ENTITY

This form does not replace the documents required to be submitted for a conversion. Please refer to the RCWs below for additional guidance.

Converting From:
(current domicile and business type)

Select current domicile

- ☐ Domestic (Washington)
- ■ Foreign (list domicile below)
  Nevada

Select current business type — Governing Statute

	Business type	Governing Statute
■	Profit Corporation	RCW 23.B
☐	Limited Liability Company (LLC)	RCW 25.15
☐	Limited Partnership (LP or LLP)	RCW 25.10
☐	Limited Liability Partnership (LLP)	RCW 25.05
☐	Unincorporated Entity	
☐	Other: (list below)	

Converting to:
(new domicile and business type)

Select new domicile

- ■ Domestic (Washington)
- ☐ Foreign (list domicile below)

Select new business type — Governing Statute

	Business type	Governing Statute
■	Profit Corporation	RCW 23.B
☐	Limited Liability Company (LLC)	RCW 25.15
☐	Limited Partnership (LP or LLP)	RCW 25.10
☐	Limited Liability Partnership (LLP)	RCW 25.05
☐	Unincorporated Entity	
☐	Other: (list below)	

1. Current name of business: SENDY, Inc.
2. UBI No.: (if available): ____________
3. Name of new business: SENDY, S.P.C.
4. Date conversion is to be effective: June 7, 2022
5. Address for Service of Process if converted business is foreign:

Address: MC-CSC1, 300 Deschutes Way SW, Suite 208

City: Tumwater State or Country: WA Postal Code: 98501

■ Attach required documents per RCW: Articles of Incorp of SENDY, S.P.C.

Contact Name: Michelle C. Kelly, FarPoint Venture Law PC **Phone Number:** 206-735-7607

Work Order #: 2022062200394730 - 1
Received Date: 06/22/2022
Amount Received: $240.00